Contact

www.linkedin.com/in/joymeserve
(LinkedIn)
www.leadingwithjoy.com
(Company)

Top Skills

Operations
Start-up Consulting
Startup Development

Certifications

ASU GSV Summit 2016

Joy Meserve

Catalyst for Changemakers & Leading with Joy | COO,
Changemaker Education | Scaling Impact in Education & Operations
for 20+ Yrs | Leadership Expert & Corporate Coach | CHIEF Member
United States

Summary

I believe workplaces and educational experiences should be places
where people are engaged, fulfill their potential, and ultimately
thrive. That's why I've spent my career building cultures rooted in
ownership, joy, and purpose -- whether I'm coaching executives,
scaling education businesses, or helping launch microschools that
transform lives.

Currently, I serve as COO of Changemaker Education, where
I help visionary founders build and operate vibrant, love-based
microschools. Together, we're shifting education from an outdated
industrial model to something more human and alive -- where
children and adults grow and develop holistically through our Mind,
Body, Soul curriculum while rooting in community.

Previously, I spent 23 years at iD Tech, scaling from startup to global
leader in STEM education, culminating in a $200M acquisition. I led
operations, with programs across the U.S. and internationally, and
shaped a people-first culture that delivered exceptional outcomes to
over 600,000 students.

I'm also the founder of Leading with Joy, where I speak, coach, and
consult on Partner Leadership -- a framework for helping teams
drive performance through trust, autonomy, and shared ownership.
I continue to work with executive teams and education providers
looking to engage employees, scale sustainably, or reconnect with
their deeper mission.

Need a keynote speaker, coach, Fractional COO, or thought
partner?
Let's talk: https://calendly.com/joymeserve

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Experience

Changemaker Education
Chief Operating Officer
August 2024 - Present (1 year 10 months)
United States

Changemaker Education is dedicated to empowering educators to transform education through microschools. Our mission is to create impactful learning environments that embody our values of love, autonomy, community, creativity, and equity. Join us to make a difference in your community and beyond, and be a foundational part of our exciting journey.

Leading with Joy
Founder and CEO
December 2022 - Present (3 years 6 months)
United States

Leading with Joy believes people are investments rather than expenses.

We help leaders unlock the internal drive in their people, paving the way for growth, and cultivating more joy in the workplace.

Areas of service include but are not limited to:
--> Driving employee retention, engagement, and cultural transformation
--> Effective leadership development training and accountability tools for all levels of the organization
--> Designing organizational health frameworks with a worker-led approach
--> Trusted thought partner for executives for scaling business & their people

USC Annenberg School for Communication and Journalism
Guest Lecturer
April 2024 - Present (2 years 2 months)
Los Angeles, California, United States

Guest Lecturing undergrad and graduate students on recognizing, contributing to, and building healthy workplace cultures.

Education for Sharing
Executive Board Member
April 2023 - Present (3 years 2 months)

E4S is an organization focused on the power of play to teach global citizenship, instill a sense of belonging to a broader community and common humanity, shared values and responsibilities, empathy, solidarity, and respect for differences and diversity.

E4S empowers teachers, parents, and students to develop social awareness around the United Nations´ Sustainable Development Goals aiming to create positive change within their communities.

iD Tech Camps
Chief Operating Officer
April 2000 - November 2022 (22 years 8 months)

Early in my career, I took a leap of faith to work at a small start-up. Young, but determined to ensure its success, I became an integral force in defining every aspect of program delivery. I started out crafting the training and resources for program delivery while hiring and developing the operations team. Over my tenure, I climbed from Regional Manager to VP to COO, overseeing talented teams in operations for both on-campus and online programs, education, client services, logistics, compliance & risk management, and our international expansion.

From 2000 to 2022, I scaled our program locations from 4 to over 190, served 600,000+ students and 10,000+ program staff, crafted 12 unique iD Tech program experiences (past and present), and drove our international on-campus expansion to 6 countries (Hong Kong, Singapore, UK, South Korea, Dubai, and Taiwan), with online programs in India, generating over $65M annually at our peak.

In March 2020, when the pandemic hit, I steered the company to execute an early and successful pivot to an online education focus with a robust lineup of offerings. In 2021, iD Tech joined hands with Emeritus being acquired for $200M, and it added legitimacy to our online certificate programs with top university brands. In 2022, we successfully navigated a return to in-person programs while maintaining our year-round programs online.

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Education

UC San Diego
Bachelor of Arts - BA, Communication & Theatre (Double Major) · (September 1994 - June 1998)